UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-28996

CUSIP Number: M 3760510

(Check One) ☐Form 10-K   ☒Form 20-F ☐Form 11-K  ☐Form 10-Q   ☐Form N-SAR  ☐Form N-CSR

For Period Ended: December 31, 2012

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

Elbit Imaging Ltd.
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Full Name of Registrant

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Former Name if Applicable

8 Kinneret Street
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Address of Principal Executive Office (Street and Number)

Bnei Brak 51261, Israel
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

For the past few months, the Registrant has been engaged in the process of negotiating a restructuring of its indebtedness under eight series of publicly traded notes and two bank loan agreements and responding to a petition filed by the trustee of its Series B note holders with the Tel Aviv District Court calling for the liquidation of the Registrant and appointment of a temporary receiver over the Company.  (See, for example, the Registrant's reports on Form 6-K submitted to the Commission on February 19, 2013, February 27, 2013, March 18, 2013, March 21, 2013 and April 4, 2013.)  As a result of the foregoing negotiation process, the Registrant will be filing imminently with the Tel Aviv District Court a proposed plan of arrangement with its creditors.  Engaging in the foregoing negotiation process and responding to these events have consumed significant time and attention of the Registrant's senior management.  Accordingly, the Registrant is unable to file its Annual Report on Form 20-F in a timely manner without unreasonable effort and expense. The Registrant anticipates filing its Annual Report on Form 20-F for the year ended December 31, 2012, within the regulatory fifteen-day extension period.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

              Doron Moshe                  +972-3                      608-6025
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                   (Name)                     (Area Code)       (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Elbit Imaging Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2013	By: /s/ Doron Moshe Name: Doron Moshe Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the persons signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).